Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Pinnacle Financial Partners, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Pinnacle Financial Partners, Inc. (the Company) of our reports dated March 2, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the Company’s December 31, 2011 Annual Report on Form 10-K.

/s/ KPMG LLP

Nashville, Tennessee

April 20, 2012